Exhibit 99.7

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	02	07	2004

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1,350	3,337	286
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£3.75	£3.36	£4.09

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

coform	88(2) cont

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	02	07	2004

Class of shares (ordinary or preference etc)	Ordinary
Number allotted	95
Nominal value of each share	25p
Amount (if any) paid or due on each share (including any share premium)	£4.12

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mrs Joanne Birch	Ordinary	230
Address
21 Fieldstone View Lower Cornal Dudley West Midlands
UK postcode DY3 2EB

Name	Class of shares allotted	Number allotted
Mr Andrew James Blackwell	Ordinary	230
Address
23 Stead Hill Way Thackley Bradford West Yorkshire
UK postcode BD10 8WE

Name	Class of shares allotted	Number allotted
Mr Richard John Blackwell	Ordinary	286
Address
49 Sydney Road Walmer Deal Kent
UK postcode CT14 9JW

Name	Class of shares allotted	Number allotted
Miss Janine Davison	Ordinary	115
Address
8 Yarmouth Close South Fens Heartlepool Cleveland
UK postcode RM3 9JS

Please enter the number of continuation sheets (if any) attached to this form	3

Signed	Date

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Matthew Arthur Fiddian	Ordinary	345
Address
43 Windsor Road Halesowen West Midlands
UK postcode B63 4BE

Name	Class of shares allotted	Number allotted
Mr Barry Frakham	Ordinary	345
Address
136 Starling Place Boundary Way Watford
UK postcode WD25 7SP

Name	Class of shares allotted	Number allotted
Mr Richard Gill	Ordinary	360
Address
14 Bargate Court Guildford Surrey
UK postcode GU2 8EF

Name	Class of shares allotted	Number allotted
Mr Rashid Nasser	Ordinary	95
Address
369 Moat Road Oldbury West Midlands
UK postcode B68 8EH

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Robert Mark Randfield	Ordinary	738
Address
19 Herrick Way Wigston Harcourt Leicester
UK postcode LF18 3LR

Name	Class of shares allotted	Number allotted
Mr Anthony Roberts	Ordinary	115
Address
17 Cross Street Cannock
UK postcode WS11 0BZ

Name	Class of shares allotted	Number allotted
Mr David Rothera	Ordinary	540
Address
80 Gloucester Avenue Accrington Lancashire
UK postcode BB5 4QC

Name	Class of shares allotted	Number allotted
Mrs Yvonne Lorraine Simpson	Ordinary	115
Address
4 Hornblower Close Ripon North Yorkshire
UK postcode HG4 2TR

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Mark James Smith	Ordinary	345
Address
13 Bentsbrook Cottages Spook Hill North Holmwood Dorking, Surrey
UK postcode RH5 4HL

Name	Class of shares allotted	Number allotted
Mrs Suzanne Smith	Ordinary	922
Address
19 Spring Gardens Earls Barton Northamptonshire
UK postcode NN6 0NJ

Name	Class of shares allotted	Number allotted
Mr Matthew Westwood	Ordinary	172
Address
Whetmore Mill Longton Road Oulton Nr. Stone, Staffordshire
UK postcode ST15 8TD

Name	Class of shares allotted	Number allotted
Mr Darren David Whiting	Ordinary	115
Address
10 Rydal Close Warndon Worcester Worcestershire
UK postcode WR4 9DF

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 2/7/2004
M J White
secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform